

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2015

Aan Yee Leong
Chief Executive Officer
Rebel Group, Inc.
7500A Beach Road, Unit 12-313, The Plaza
Singapore 199591

> **Re:** **Rebel Group, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 14, 2015**
> **File No. 333-177786**

Dear Mr. Leong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure